

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 3, 2022


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Stock, par value $0.001 per share, of Empire Petroleum Corporation under the Exchange Act of 1934.


Sincerely,

*[signature]*